Exhibit 12.1
TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended	Year Ended
	June 30, 2011	December 31, 2010
Earnings:
Income before income taxes	$51,178	$136,400
Add:
Fixed charges	34,281	56,955
Amortization of interest, net of capitalized interest	(102)	(66)
Other	43	66

Earnings available for fixed charges (a)	$85,400	$193,355

Fixed charges:
Interest expense	$27,321	$45,691
Capitalized interest and tax interest	240	237
One third of rental expense (1)	6,720	11,027

Total fixed charges (b)	$34,281	$56,955

Ratio of earnings to fixed charges (a/b)	2.49	3.39

(1) Considered to be representative of interest factor in rental expense.